Exhibit 99.1

ABN 82 010 975 612

Level 18, 101 Collins Street
Victoria 3000 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Results of 2015 Annual General Meeting

Melbourne, Australia, 7 December 2015. Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) today releases the results of the 2015 Annual General Meeting.

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001, the Company advises that the resolutions detailed in the Notice of Meeting were determined as follows:

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain *	Carried / Not Carried
1 Directors' Remuneration	Ordinary	17,262,178	101,155	43,682	13,430	Carried on a show of hands			Carried
Report		99.17%	0.58%	0.25%
2 Re-election of Director -	Ordinary	17,341,239	34,080	43,682	1,444	Carried on a show of hands			Carried
Mr Indrajit Arulampalam		99.55%	0.20%	0.25%
3 Election of Director -	Ordinary	17,354,009	21,310	43,682	1,444	The resolution was withdrawn			N/A
Dr Christopher Harvey		99.63%	0.12%	0.25%

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.